NO ACT

PE
12-12-15



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





15005098



January 6, 2015

David A. Wisniewski
SunTrust Banks, Inc.
david.wisniewski@suntrust.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 1-6-15

Re: SunTrust Banks, Inc.
Incoming letter dated December 12, 2014

Dear Mr. Wisniewski:

This is in response to your letter dated December 12, 2014 concerning the shareholder proposal submitted to SunTrust by the UAW Retiree Medical Benefits Trust and the Nathan Cummings Foundation. We also have received a letter from the UAW Retiree Medical Benefits Trust dated January 6, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Meredith A. Miller
UAW Retiree Medical Benefits Trust
mamiller@rhac.com

Laura Campos
The Nathan Cummings Foundation
laura.campos@nathancummings.org

January 6, 2015

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: SunTrust Banks, Inc.
Incoming letter dated December 12, 2014

The proposal urges the board to adopt a policy that SunTrust will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying the company's recoupment policy.

We are unable to concur in your view that SunTrust may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that SunTrust may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that SunTrust may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of senior executive compensation and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that SunTrust may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



January 6, 2015

Via e-mail at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by SunTrust Banks Inc. to omit proposal by UAW Retiree Medical Benefits Trust and The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the UAW Retiree Medical Benefits Trust and The Nathan Cummings Foundation (together, the "Proponents") submitted a shareholder proposal (the "Proposal") to SunTrust Banks Inc. ("SunTrust" or the "Company"). The Proposal asks SunTrust to adopt a policy (the "Policy") providing for disclosure of any application of its incentive compensation recoupment policy to senior executives.

In a letter to the Division dated December 12, 2014 (the "No-Action Request"), SunTrust stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2015 annual meeting of shareholders. SunTrust argued that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(3), on the ground that the Proposal is materially false or misleading, and on Rule 14a-8(i)(7), as relating to the Company's ordinary business operations. As discussed more fully below, SunTrust has not met its burden of proving its entitlement to rely on either of those exclusions; accordingly, the Proponents respectfully ask that its request for relief be denied.

The Proposal states:

"RESOLVED, that shareholders of SunTrust Banks, Inc. ("SunTrust") urge the Compensation Committee of the Board of Directors (the "Committee") to amend SunTrust's clawback policy (and in the case of compensation plan provisions requiring shareholder approval, to seek shareholder approval for changes

P.O. Box 14309 Detroit, MI 48214
Tel: 734-929-5789 • Fax: 734-929-5859

> necessary to implement this Proposal) to provide that the Committee will (a) review, and determine whether to seek recoupment of, incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a material violation of law or SunTrust policy that causes significant financial or reputational harm to Stryker, and (ii) the senior executive committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclose the circumstances of any recoupment if (i) required by law or regulation or (ii) the Committee determines that disclosure is in the best interests of SunTrust and its shareholders.
>
> "Recoupment" is (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted over which SunTrust retains control. These amendments should operate prospectively and be implemented so as not to violate any contract, compensation plan, law or regulation."

SunTrust claims that the Proposal is so vague and indefinite that exclusion is warranted under Rule 14a-8(i)(3), which allows omission of proposals that violate any of the Commission's proxy rules, including Rule 14a-9's prohibition on materially false or misleading statements. Rule 14a-8(i)(3) has been interpreted to permit a company to exclude a proposal if it is "so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." (Staff Legal Bulletin 14B (Sept. 15, 2004))

SunTrust argues that the term "senior executives," which the Proposal does not define, is so vague that exclusion of the Proposal in its entirety is appropriate. That argument runs counter to over 20 years of Staff no-action determinations, Commission releases and other guidance consistently distinguishing between senior executives, whose compensation does not relate to a company's ordinary business operations, and other employees, whose compensation constitutes ordinary business. Given that consistency, it is unsurprising that the No-Action Request does not cite a single determination finding the term "senior executive" to be excessively vague.

The senior executive/general employee compensation distinction has a long history. In 1992, the Staff reversed its approach to executive compensation proposals, declaring that several companies could not rely on the ordinary business exclusion to omit proposals on senior executive or director compensation because "[t]here is now widespread public debate concerning compensation policies and practices relating to senior executive officers and directors." (See Kevin W. Waite, "The Ordinary Business Operations Exception: A Return to Predictability," 64 Fordham L. Rev. 1253, n.107 (citing and quoting from determinations as well as SEC Chairman Richard Breeden's similar statement in a 1992 press release announcing the change); see also Exchange Act Release No. 40018 (May 21, 1998), at n.36 and accompanying text (describing reversal of Division's position on application of the ordinary business exclusion to executive compensation proposals))

Since then, the Staff explained in Staff Legal Bulletin No. 14A (July 12, 2002), "we have applied a bright-line analysis to proposals concerning equity or cash compensation:

- We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and
- We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7)." (footnotes omitted)(emphasis in original)

A leading treatise on the SEC's proxy rules recognizes the special status of proposals concerning senior executive compensation, stating "Shareholder proposals related to senior executive and director compensation generally are not excludable under Rule 14a-8(i)(7) because they do not involve ordinary business." (Amy Goodman et al., A Practical Guide to SEC Proxy and Compensation Rules, sec. 12.06[B] (2010)). If there is ambiguity regarding the scope of a compensation proposal, the Staff will allow the proponent to clarify that it applies only to "senior executives." (E.g., McKesson Corp. June 6, 2014))

As a result of the Staff's interpretive approach, shareholders are accustomed to voting on proposals that seek to alter some aspect of senior executive pay. According to proxy solicitor Georgeson, in the five-year period from 2010 through 2014, shareholders voted on 359 shareholder proposals on the subject of executive compensation. (http://www.computershare-na.com/sharedweb/georgeson/acgr/acgr2014.pdf, at 14) Most such proposals[1] seek reform of various aspects of senior executive compensation such as accelerated option vesting, golden parachutes and performance-based stock options; examples can be found in the 2014 proxy statements of Alcoa, Dow Chemical, General Electric, Honeywell, Nabors, Occidental and PulteGroup. Thus, it strains credulity to claim that shareholders would be so confused by the meaning of senior executives that they would not understand the Proposal enough to vote knowledgeably on it. They have been doing so for years.

It is likewise unlikely that shareholders would believe the Proposal would apply to the thousands of employees who receive incentive compensation under SunTrust's plans, as SunTrust contends. The Proposal's resolved clause clearly asks for a policy that SunTrust will disclose recoupment or forfeiture of "any incentive compensation from any senior executive." (emphasis added)

---

[1] Some proposals, which seek reforms covering only the narrower group of named executive officers, are not excludable on ordinary business grounds. As well, because companies sometimes do not seek no-action relief even when a proposal is drafted to apply too broadly, shareholders on occasion vote on proposals with broader application.

SunTrust also urges that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(3) because the Company disputes one sentence of the supporting statement. Specifically, SunTrust claims that it cannot implement the Proposal without violating employees' privacy, making the Proposal's statement "urg[ing] SunTrust's policy to provide for disclosure that does not violate privacy expectations" misleading. The resolved clause asks for disclosure of the "general circumstances" of a recoupment, without specifically requiring disclosure of an individual employee's name, so it is not a foregone conclusion that privacy would have to be violated.

If SunTrust wishes to dispute that portion of the supporting statement, or put before shareholders the reasons why it believes that the disadvantages of disclosure outweigh the benefits, the statement in opposition is the appropriate place to do so. (See Staff Legal Bulletin No. 14B (Sept. 15, 2004) (explaining that it would not be appropriate for companies to exclude a proposal or portions thereof in reliance on Rule 14a-8(i)(3) because "the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered")) SunTrust's disagreement with one of the Proposal's characterizations does not support exclusion of the entire Proposal.

Finally, SunTrust argues that the Proposal is excludable on ordinary business grounds because it "relates to the compensation of several thousand employees." (No-Action Request, at 6) As discussed above, the Proposal would apply only to SunTrust's senior executives, the very group whose compensation has consistently been found to transcend ordinary business. As such, the Proposal clearly does not "seek[] to regulate the Company's general compensation practices," as SunTrust claims.

SunTrust's effort to distinguish the Staff's determination in McKesson (May 17, 2013), where the proposal requested both a stronger recoupment policy and recoupment disclosure for senior executives, is unpersuasive. Contrary to SunTrust's assertion, McKesson did in fact argue that the proposal sought to micromanage the company both in terms of the substantive recoupment standard and the requested disclosure. The Staff declined to allow exclusion, reasoning that the proposal "focuses on the significant policy issue of executive compensation."

For the reasons set forth above, SunTrust has not met its burden of showing that it is entitled to omit the Proposal in reliance on Rule 14a8(i)(3) or (i)(7). We respectfully request that SunTrust's request for relief be denied.

* * * *

We appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at (734) 887-4964.

Very truly yours,



Meredith A. Miller
Chief Corporate Governance Officer

cc: David A. Wisniewski
Deputy General Counsel, Senior Vice President and Corporate Secretary
SunTrust Banks, Inc.
David.wisniewski@suntrust.com

Laura Campos
The Nathan Cummings Foundation



**David A. Wisniewski**
Deputy General Counsel,
Senior Vice President and
Assistant Corporate Secretary

**SunTrust Banks, Inc.**
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308
Tel 404.724.3604
Fax 404.230-5387
david.wisniewski@suntrust.com

December 12, 2014

***Via U.S. Mail and email to*** ***shareholderproposals@sec.gov***
OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
U.S. SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, DC 20549

Re: Rule 14a-8 exclusion of identical shareholder proposals of (1) The UAW Retiree Medical Benefits Trust, and (2) The Nathan Cummings Foundation.

Ladies and Gentlemen:

SunTrust Banks, Inc., a Georgia corporation, (the ***"Company"***) requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if the Company excludes the proposal from its 2015 proxy materials in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), for the reasons outlined below.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents' representatives, Meredith Miller of the UAW Retiree Medical Benefits Trust and Laura Campos of the Nathan Cummings Foundation.

A copy of the Proposal and Supporting Statement are attached hereto as Exhibit A. A copy of the cover letters submitting the Proposal and other correspondence relating to the Proposal with each proponent are attached hereto as Exhibits B and C, respectively.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011), we ask that the Staff provide its response to this request to the undersigned on behalf of the Company at david.wisniewski@suntrust.com.

***I. SUMMARY OF THE PROPOSAL***

On November 3, 2014, the Company received the Proposal from the UAW Retiree Medical Benefits Trust for inclusion in the Company's 2015 Proxy Materials. The Company received an identical proposal from The Nathan Cummings Foundation on November 10, 2014. Because the proposals of both the UAW

Retiree Medical Benefits Trust and the Nathan Cummings Foundation are identical, I shall refer to them simply as the "Proposal." It reads as follows:

> RESOLVED, that shareholders of SunTrust Banks, Inc. ("SunTrust") urge the board of directors ("Board") to adopt a policy (the "Policy") that SunTrust will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying SunTrust's recoupment policy. "Senior executive" includes a former senior executive.
>
> The policy should provide that the general circumstances of the recoupment will be described. The Policy should also provide that if no recoupment of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure requested in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation.

### *II. BACKGROUND*

SunTrust has administered a recoupment policy since 2002. In recent years, the breadth of this policy has expanded significantly, both in terms of the number of employees covered and the scope of activities which might trigger recoupment. Initially, it applied to the Chief Executive Officer and Chief Financial Officer and would apply if the Company were required to restate its financial results due to the material noncompliance as a result of misconduct with any financial reporting requirement under the securities laws. This policy was consistent with Section 302 of the Sarbanes-Oxley Act. The Committee strengthened this recoupment policy in 2009 to mandate recovery of any incentive compensation paid to an NEO or any of the next 20 most highly-compensated employees based on statements of earnings, gains, or other criteria which prove to be materially inaccurate, without regard to whether there was any fault on the part of the person who received an incorrectly-calculated incentive. At the end of 2011, the Committee substantially expanded its recoupment policy in several respects. First, it extended the existing no-fault recoupment requirement to all employees participating in any incentive plan. This provision allows the Committee to recoup incentive compensation if the employee is determined to have committed certain acts which are detrimental to the Company. Next, beginning in 2012, the Committee instituted a "loss clawback" provision in all of our long-term incentive awards. This provision provides the Committee with the discretion to recoup some or all of a long-term incentive award if a loss occurs in a particular line of business after taking into account the magnitude of the loss, the employee's involvement in the loss, the employee's performance, and any other factors deemed appropriate. Finally, it instituted a "detrimental conduct" recoupment provision in our short-term incentive and long-term incentive plans in 2013. This provision allows the Committee to recoup incentive compensation if the employee is determined to have committed certain acts which are detrimental to the Company. All of these provisions are memorialized in the individual award grants, the forms of which are filed as exhibits to our annual report.

### *III. EXCLUSION OF THE PROPOSAL*

#### *A. Bases for Exclusion of the Proposal*

As discussed more fully below, the Company believes that it may properly exclude the Proposal from its 2015 Proxy Materials for several reasons.

First, the Proposal is so inherently vague and indefinite that neither our shareholders in voting on the proposal, nor the Company in implementing the proposal, can determine with any reasonable certainty the employees to which it applies and, therefore it may be excluded pursuant to Rule 14a-8(i)(3).

Second, the Proposal is excludable under Rule 14a-8(i)(7) since it seeks to "micro-manage" the Company's business by regulating compensation matters applicable to a broad group of employees, and does not raise a sufficiently significant policy issue.

Third, the Proposal is excludable pursuant to Rule 14a-8(i)(3) because the Company cannot implement the Proposal without compromising the privacy of the individuals affected, which contradicts the Proponent's supporting statement.

1. **The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is so inherently vague and indefinite that neither our shareholders in voting on the proposal, nor the Company in implementing the proposal, can determine with any reasonable certainty the employees to which it applies.**

The Proposal is so inherently vague and indefinite that neither our shareholders in voting on the proposal, nor the Company in implementing the proposal, can determine with any reasonable certainty the employees to which it applies. The Proposal seeks disclosure regarding recoupment or forfeiture of incentive compensation from "any senior executive" including "a former senior executive." However, the Proposal does not attempt to define "senior executive," and leaves open the possibility that this could be a group as small as ten persons or as large as ten thousand. The Proponent's supporting statement similarly does not define this term. The term "senior executive" can mean many things to many different people. Some shareholders may think it means one group of persons, while another shareholder voting on the proposal may think it means a different group of persons. Critically, shareholders voting on the Proposal may have wildly different ideas regarding the scope of Proposal and to which employees the Proposal's phrase "senior executives" applies.

For example, one possible interpretation of "senior executives" is the group of five named executive officers in the Company's proxy statement. This is a reasonable interpretation since the context of the Proposal is that the Proponent seeks to have this Proposal included in the Company's proxy statement. In that proxy statement, the Company will discuss compensation paid to the Named Executive Officers, and almost all of the Commission's required compensation-related disclosures focus on the Named Executive Officers.

Similarly, the Company identifies its executive officers (as defined by Rule 3b-7) in its proxy statement as required by Item 401(b) of Regulation S-K. In 2014, the Company identified ten individuals as "executive officers" in its Proxy Statement, and will do so again in 2015. Therefore, a shareholder might reasonably interpret the Proponent's term "senior executives" to mean all ten of the "executive officers" identified in the proxy statement.

On the other hand, a shareholder might reasonably expect that Proposal will apply to many thousands of employees. For example, in 2014, the Company will provide incentive compensation opportunities to thousands of its employees, either through its Annual Incentive Plan or one of several Functional Incentive Plans. (Eligibility for awards under AIP generally are based on an employee's salary grade, and eligibility for awards under a functional incentive plan are generally based on an employee's job function. Generally, AIP is limited to those employees whose salary grade is sufficiently high and tied to a role that there performance can have a significant effect on the Company, and employees participating in a FIP are part of a sales organization.) Therefore, a reasonable interpretation of

Proponent's term "senior executives" is any subset of all participants based on "senior" job grade or job function.

Yet another reasonable interpretation of Proponent's term "senior executives" is by reference to officer status. The Company has several thousand officers with varying titles. The hierarchy of these titles is as follows: Chairman and Chief Executive Officer; President; Corporate Executive Vice Presidents; Executive Vice Presidents; Senior Vice President/Senior Managing Directors; Group Vice President/Managing Directors; First Vice Presidents; Vice Presidents; Assistant Vice Presidents; and Officers. Arguably, a shareholder could reasonably interpret "senior executives" to mean any delineation of officers that stops above "Officers", since the title "Officer" is not "senior" to any other officer. Therefore, "senior executives" could reasonably be interpreted to mean:

- Chairman and Chief Executive Officer, plus President, plus Corporate Executive Vice Presidents (this is roughly equivalent to the executive officers);
- Chairman and Chief Executive Officer, plus President, plus Corporate Executive Vice Presidents, *plus Executive Vice Presidents*;
- Chairman and Chief Executive Officer, plus President, plus Corporate Executive Vice Presidents, plus Executive Vice Presidents, *plus Senior Vice Presidents and Senior Managing Directors;*
- Presidents, plus Executive Vice Presidents, plus Senior Vice Presidents and Senior Managing Directors, *plus Group Vice Presidents and Managing Directors;*
- Presidents, plus Executive Vice Presidents, plus Senior Vice Presidents and Senior Managing Directors, plus Group Vice Presidents and Managing Directors, *plus Vice Presidents*; or
- Presidents, plus Executive Vice Presidents, plus Senior Vice Presidents and Senior Managing Directors, plus Group Vice Presidents and Managing Directors, plus Vice Presidents, *plus Assistant Vice Presidents.*

Alternatively, one might reasonably interpret "senior executives" by reference to job grade, job function, or some other dimension. **In fact, by telephone the Proponent's representative suggested that the Company should define "senior executive" sufficiently broadly to include all persons serving in a risk or control capacity that would have been in a position to prevent a financial loss that triggered recoupment. See letter dated December 11, 2014. Despite the seemingly narrow connotation of the phrase "senior executives" in the Proposal, this construction could include several hundred persons.** While this might be a reasonable approach, the language of the Proposal is so vague that the Company could never be certain it had fulfilled the requirements of the Proposal.

The Proposal implicitly requires shareholders voting on the Proposal and the Company in implementing the Proposal to determine what is meant by "senior executives." The resolution of this obvious ambiguity is left to what would amount to an uninformed guess by the individual shareholder voting on the Proposal. Each voter may define this term differently. Hence, it is likely that the Company's implementation may result in actions significantly different from those envisioned by shareholders voting for the Proposal. *Fuqua Industries, Inc.*, (March 12, 1991). Thus, the Proposal is impermissibly vague in its description of the actions to be taken and can properly be omitted from the Company's proxy materials.

The Proponent makes no attempt to explain this ambiguity in its supporting statement. As a result, there is nothing in the Proposal or Supporting Statement which will be available to the Company's shareholders that will allow them to resolve this ambiguity and cast a meaningful vote. The Company's shareholders might interpret the proposal different from how the Company interprets the Proposal such that "any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." See *Fuqua Industries, Inc.* and *Exxon Corp.*, above.

The Staff has consistently allowed companies to exclude proposals in these situations. In a very similar situation, the Staff concurred that a company could exclude a proposal where it failed to define the term "executive" and, therefore, shareholders voting on the proposal could not be certain which employees would be subject to the policy. *Otter Tail Corporation* (January 12, 2004). The Staff has even allowed exclusion of proposals dealing with executive compensation matters, and where the terms had generally understood meanings, if the proposal was so inherently ambiguous that shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See, for example, *General Dynamics Corp.* (January 10, 2013)(concurring in exclusion due to ambiguity of terms "vesting on a pro rata basis" and "performance goals have been met"); *Baxter International Inc.* (January 10, 2013)(concurring in exclusion due to ambiguity of terms "vesting on a pro rata basis," "change of control," "termination" "performance goals have been met"); *Pepsico Inc.* (January 10, 2013)(concurring in exclusion due to ambiguity of terms "vesting on a pro rata basis," "change of control," "performance goals have been met" and "future equity pay"); *Staples, Inc.* (March 5, 2012)(concurring in exclusion due to ambiguity of terms "vesting on a pro rata basis," "change of control,"); *Verizon Communications, Inc.* (January 27, 2012)(concurring in exclusion due to ambiguity of terms "vesting on a pro rata basis," "change of control,"); *General Electric Company* (February 10, 2011)(concurring in exclusion due to ambiguity of terms "executive pay rights"); *International Paper Company* (February 3, 2011)(concurring in exclusion due to ambiguity of terms "executive pay rights"); *The Allstate Corporation* (January 18, 2011)(concurring in exclusion due to ambiguity of terms "executive pay rights"); *Motorola, Inc.* (January 12, 2011)(concurring in exclusion due to ambiguity of terms "executive pay rights"); *Citigroup Inc.* (February 5, 2009 and April 21, 2009)(concurring in exclusion due to ambiguity of terms "independence"); *PG&E Corporation* (March 7, 2008 and March 5, 2009)(concurring in exclusion due to ambiguity of terms "independence"); and *Verizon Communications, Inc.* (February 21, 2008)(concurring in exclusion due to ambiguity of terms "industry peer group" and "relevant period of time").

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Reliance on Rule 14a-8(i)(3) to exclude a proposal or supporting statement in its entirely is appropriate when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Staff Legal Bulletin No. 14B (September 15, 2004)(***"SLB 14B"***). *See also Philadelphia Electric Company* (July 30, 1992); *SunTrust Banks, Inc.* (January 6, 2010).

While the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, and that discretion as to implementation and interpretation of the terms of a proposal may be left to the board, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991); *Exxon Corp.* (Jan. 29, 1992). For example, in *Safescript Pharmacies, Inc.* (Feb. 27, 2004), the Staff concurred that the company could exclude a proposal requesting that stock options be "expensed in accordance with FASB guidelines," because FASB permitted two methods of expensing stock-based compensation.

Therefore, because neither the Company in implementing the Proposal nor shareholders in voting on the Proposal will be "able to determine with any reasonable certainty exactly what actions or measures the proposal requires" in the words of Staff Legal Bulletin No. 14B, Section B.4, the Proposal is impermissibly vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3).

**2. The proposal may be excluded because it is misleading in violation of Rule 14a-8(i)(3) in that investors will be confused as to the extent to which the proposal will invade individual employee's privacy.**

The Proposal is also inherently vague and indefinite with respect to privacy matters in that neither our shareholders in voting on the proposal, nor the Company in implementing the proposal, can determine with any reasonable certainty the employees to which it applies.

The Proposal on the one hand calls for a policy which requires disclosure in certain situations, and without reference to any exceptions. Yet, the supporting statement states that "We are sensitive to privacy concerns and urge SunTrust's policy to provide for disclosure that does not violate privacy expectations (subject to laws requiring fuller disclosure)." The supporting statement seems to suggest that adoption of the Proposal will not result in violations of privacy expectations. In this way, the Proposal and its supporting statement are in conflict.

One reasonable interpretation of the Proposal is that it does not allow for exceptions due to privacy. This is a literal interpretation of the Proposal itself. This is a reasonable interpretation since many shareholders will read only the Proposal, and not the entire supporting statement. These shareholders likely will expect the Company to implement the Proposal without exception.

Other shareholders may be opposed to the Proposal because of privacy considerations, but may vote for it on the basis of the supporting statement which implies that there is a privacy exception.

Shareholders in voting on the Proposal and the Company in implementing the Proposal cannot know with reasonable certainty what the Proposal requires.

Therefore, because neither the Company in implementing the Proposal nor shareholders in voting on the Proposal will be "able to determine with any reasonable certainty exactly what actions or measures the proposal requires" in the words of Staff Legal Bulletin No. 14B, Section B.4, the Proposal is impermissibly vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3).

**3. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the compensation of several thousand employees.**

The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the compensation of several thousand employees. Rule 14a-8(i)(7) authorizes the Company to exclude the Proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Securities and Exchange Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of a proposal: "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 40018 (May 21, 1998)(emphasis added). The second consideration relates to the degree any proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (emphasis added) (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

A. The Proposal may be excluded because it seeks to regulate a management function and the ordinary business of the Company.

The Proposal seeks to regulate the Company's general compensation practices. As noted in Part III.A.1 of this letter above, shareholders voting on the Proposal may reasonably interpret the Proposal as applying to thousands of employees, since the Company provides incentive compensation covered by a recoupment provision to thousands of employees, and even the Proponent interprets the Proposal to apply well beyond the executive officers. While the Proposal's ostensible limit to "senior executives" has the patina of a meaningful limit, as discussed in Part III.A.1 above in reality this is not a limit at all. Importantly, Proponent did not limit its proposal to the SEC-defined term "executive officers" or a subset of that group "senior executive officers." Compare *Xerox Corporation* (March 25, 1993) (allowing exclusion of proposal that reaches beyond senior executive officer compensation: "As a general rule, the staff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to be uniquely matters relating to the conduct of the company's ordinary business operations."); *Minnesota Mining and Manufacturing Company* (March 4, 1999) (allowing exclusion of proposal to limit the yearly percentage compensation increase of the "top 40 executives" as relating to ordinary business matters).

The Staff has frequently determined that proposals which address compensation issues affecting employee groups broader than the executive officers are impermissible action for shareholders and may be excluded pursuant to the authority of Rule 14a-8(i)(7). *See, for example, Deere & Company* (October 17, 2012)(permitting exclusion of proposal seeking repatriation of one third of compensation of directors and "managing officers"); *Comcast Corporation* (March 23, 2010)(allowing exclusion of proposal seeking to cap compensation of "management"); *Exelon Corporation* (February 21, 2007)(allowing exclusion of proposal seeking the limit bonuses paid to "executives" as a result of cost saving goals); General Electric (January 10, 2005)(allowing exclusion of proposal seeking to require consideration of social responsibility and environmental goals when setting executive compensation); *Plexus Corp.* (September 4, 2007) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal forbidding the issuance of new stock options to all employees ); *Pfizer Inc.* (January 29, 2007) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal forbidding the issuance of new stock options to all employees); *Amazon.com, Inc.* (March 7, 2005) (permitting the exclusion under Rule 14a-8(i)(7) of proposals requesting that the board adopt and disclose a new policy on equity compensation and cancel a certain equity compensation plan potentially affecting all employees); *Woodward Governor Co.* (September 29, 2004) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting the discontinuation of all stock option grants); and *Lucent Technologies Inc.* (November 6, 2001) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal seeking to decrease the remuneration of all officers and directors).

In doing so, the Staff has distinguished between shareholder proposals relating to senior executive officer compensation issues, which generally are not excludable from proxy material under Rule 14a-8(i)(7), and proposals relating to a broader group of officers and employees, which are excludable. See *Ascential Software Corporation* (April 4, 2003) (allowing the omission of a proposal under Rule 14a-8(i)(7) that addressed compensation policies and practices that extended beyond senior executive compensation); and *Minnesota Mining and Manufacturing Company* (March 4, 1999) (proposal to limit the yearly percentage compensation increase of the "top 40 executives" excludable under Rule 14a-8(i)(7) as relating to ordinary business matters). Additionally, in Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A") the Staff, regarding shareholder proposals relating to shareholder approval of equity compensation plans, stated that it will allow companies to rely on Rule 14a-8(i)(7) to exclude a proposal if the proposal relates to equity compensation plans that may be used to compensate *all* employees, including senior executive officers and directors (without focusing on any potential dilution).

The fact that the Proposal uses the narrow-sounding phrase "senior executives" does not alter the fact that the proponents intend it to reach several hundred people, and that shareholders may reasonably interpret it to reach this many people. See letter dated December 11, 2014.

Because the Proposal seeks to regulate the compensation decisions affecting so many employees, the Company may excluded it pursuant to Rule 14a-8(i)(7) as related to the Company's ordinary business operations.

B. The Proposal does not raise significant policy issues.

In Staff Legal Bulletin 14E, the Staff noted that certain proposals that otherwise may be excluded under Rule 14a-8(i)(7) could not be excluded if they involved certain significant policy issues:

> In those cases in which a proposal's underlying subject matter ***transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company***. Conversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7).

The Company is aware of the Staff's views in *McKesson* (May 17, 2013) in which it considered a somewhat similar proposal and did not concur that the proposal could be excluded under Rule 14a-8(i)(7). In *McKesson*, the Staff stated that the proposal "focusses on the significant policy issue of ***executive compensation.***" (emphasis added).

The proposal in *McKesson* sought to significantly strengthen that company's recoupment policy, and also to require disclosure of recoupment deliberations. While the instant proposal and the *McKesson* proposal appear similar, they are different in two important ways. First, the *McKesson* proposal focused on changing the recoupment policy itself, and secondarily requested disclosure. Second, *McKesson* did not argue that the proposal reached into its management function. This may be because *McKesson* provides incentive compensation to a narrower group of employees, because it has recoupment provisions with a narrower group of employees, or simply because it did not raise the issue; this is not apparent from the letter. *See* SLB 14 (stating ". . . [W]e will not consider any basis for exclusion that is not advanced by the company.")

The instant Proposal is not limited to the *executive* compensation context. As discussed above, shareholders voting on the proposal may reasonably assume that it will apply to thousands of employees. Non-executive compensation is not a significant policy issue. Further, *McKesson* does not stand for the proposition that disclosure of recoupment deliberations regarding thousands of employees is not ordinary business. Instead, *McKesson* was limited to the executive compensation context. The Staff in McKesson stated that executive compensation—specifically the strengthening of a recoupment provision beyond certain intentional acts—is a significant policy issue. There is no suggestion in McKesson that it applied to thousands or employees or to non-executive compensation. Similarly, mere *disclosure* of recoupment, as distinguished from the adoption or strengthening of a recoupment policy, is not a significant policy issue.

Applying the test of Staff Legal Bulletin 14E, the Proposal does not transcend the day-to-day business matters of the Company and does not raise policy issues so significant that it would be appropriate for a shareholder vote. In fact, the Proponent cites no significant policy issues, but rather cites only business reasons (the dollar values of legal settlements, rather than the quality of any conduct that might have influenced such settlements or the officers' ability to have prevented such losses by virtue their status) in support of the requested disclosure. Certainly, mere disclosure of recoupment decisions, especially a policy applicable to a large group of employees, does not transcend the day-to-day business matters of the company and raise policy issues so significant that it would be appropriate for a shareholder vote, and is unlike the proposal in *McKesson* which focused on strengthening a recoupment provision beyond intentional acts.

Finally, we note that Congress, in Section 954 of the Dodd-Frank Act, has directed the Commission to enact rules that will require each issuer to disclose its policy regarding the recovery of incentive compensation. Congress spoke on this topic in the Dodd-Frank Act and there is not a significant policy issue here that remains unaddressed. Further, the Commission itself will soon promulgate rules implementing Section 954, and when it does so it will comply with the Administrative Procedures Act by providing notice to interested parties and an opportunity to comment on such rules. To the extent a determination is to be made that significant policy issues regarding recoupment remain unresolved, that determination should be left to the Commission with the input of interested parties in compliance with the provisions of the Administrative Procedures Act. In contrast, should the Staff determine that a significant policy issue continues to exist here, then the Staff would be effectively legislating that shareholders can impose extra-judicial disclosure requirements upon companies regarding ordinary business matters without notice and a hearing. We urge the Staff to refrain from doing so in this context in light of Dodd Frank Section 954.

C. <u>The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7) because it Seeks to Micro-Manage the Company</u>. Further, even if the Staff were to determine that the Proposal involves a significant policy issues, a company is permitted to exclude a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals seeks to micromanage the company. The "significant social policy" exception does not apply in the micro-management context. See *Marriott International, Inc.* (March 17, 2010).

The 1998 Release states that the determination as to whether a proposal micro-manages a company will involve a case-by-case review, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. 1998 Release at 25. In addition, the 1998 Release states that considerations of whether a proposal micro-manages a company "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. "*ID.* at 21.

With regard to the current Proposal, the Company is in agreement with the Proponent that it is important to have meaningful executive compensation recoupment standards that permit the recovery of compensation in appropriate circumstances. The Company is also in agreement with the Proponent that it is important to disclose actual recoupment from the Named Executive Officers if and when such recoupment occurs. However, the Proposal seeks an annual report card on this topic regarding a substantial number of employees by which to second guess management. The current Proposal does not object to (but, in fact, supports) the Company's efforts to engage in sound compensation practices, including the use of an already strong clawback policy. What the Proposal takes issue with is the exact implementation of that policy. In other words, the Proposal does not object to the Company's current clawback policies, it just wants to detailed information about the execution of those policies. This is the sort of micro-management prohibited by the Rule.

If we can be of any further assistance in this matter, please do not hesitate to call me.

Sincerely,



David A. Wisniewski

cc: Raymond D. Fortin, General Counsel and Corporate Secretary, SunTrust Banks, Inc.
Ms. Meredith Miller, Chief Corporate Governance Officer, UAW Retiree Medical Benefits Trust
Ms. Laura Campos, Director of Shareholder Activities, The Nathan Cummings Foundation

EXHIBIT A

RESOLVED, that shareholders of SunTrust Banks, Inc. ("SunTrust") urge the board of directors ("Board") to adopt a policy (the "Policy") that SunTrust will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying SunTrust's recoupment policy. "Senior executive" includes a former senior executive.

The policy should provide that the general circumstances of the recoupment will be described. The Policy should also provide that if no recoupment of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure requested in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation.

SUPPORTING STATEMENT

As long-term shareholders, we believe that compensation policies should promote sustainable value creation. We believe disclosure of the use of recoupment provisions would reinforce behavioral expectations and communicate concrete consequences for misconduct.

SunTrust has mechanisms to recoup certain incentive compensation. Incentive compensation paid to a named executive officer or any of the next 20 most highly compensated employees that was based on financial metrics which prove to have been materially inaccurate may be recouped. (Although SunTrust's 2011 Proxy Statement indicates that this provision was added to comply with requirements for participating in the Treasury Department's Capital Purchase Program, more recent Proxy Statements have not indicated that this provision's duration is limited.) The Compensation Committee also has discretion, taking into account several factors, to recoup all or part of an unvested Long-Term Incentive award or shares held by an employee under the one-year hold requirement if a loss occurs in a line of business. The Compensation Committee may recoup incentive compensation if an employee is determined to have engaged in conduct detrimental to SunTrust, defined to include fraud or dishonesty, unethical conduct and conduct causing reputational harm to SunTrust or its clients. (2014 Proxy Statement, at 30 & App. B.)

In 2014, SunTrust settled for nearly $1 billion federal and state charges of abuses in making home loans and packaging them into securities. SunTrust also agreed to pay up to $320 million to settle federal claims regarding the company's mismanagement of the Home Affordable Modification Program. In 2012, SunTrust settled a whistleblower case alleging that SunTrust defrauded veterans and the government by charging improper fees on home refinance loans for veterans, paying over $10 million, and agreed to pay $21 million to settle a federal government action for racially discriminatory lending.

SunTrust has not made any proxy statement disclosure regarding the application of its recoupment policy in response to the conduct described above, which may meet the definition of detrimental conduct, or other misconduct. We are sensitive to privacy concerns and urge SunTrust's policy to provide for disclosure that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote FOR this proposal.

Exhibit B – Correspondence to or from proponent the UAW Retiree Medical Benefits Trust



**David A. Wisniewski**
Deputy General Counsel and
Assistant Corporate Secretary

**SunTrust Banks, Inc.**
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308
Tel 404.724-3604
Fax 404.230.5387
David.Wisniewski@SunTrust.com

December 11, 2014

***via email to mamiller@rhac.com***
Ms. Meredith Miller, Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust
110 Miller Ave.
Ann Arbor, MI 48101

Dear Ms. Miller:

Thank you for taking time to speak with me about your shareholder proposal Tuesday.

To confirm, you view the phrase "senior executive" in your resolution as needing to be broad enough to cover risk and control personnel who would have been in a position to prevent financial losses that are the triggering events of the recoupment.

As we discussed, for SunTrust, that would involve a large number of persons, conservatively one hundred and likely several hundred to a thousand people. At this time, the Company prefers not to provide compensation-related disclosure for such a broad group of persons in the proxy statement, since that document focuses on disclosing the compensation of the named executive officers.

Please let me know if your views on this change.

Very truly yours,

David A. Wisniewski



DATE: November 4, 2014

Raymond D. Fortin
Corporate Secretary
SunTrust Banks, Inc.
303 Peachtree Street, N.E.
Atlanta, GA 30308
Phone: 404-588-7711

**Re: Shareholder Proposal Record Letter for SunTrust Banks, Inc. (CUSIP 867914103)**

Dear Mr. Fortin,

State Street Bank and Trust Company is custodian for **9,184,800.74 shares of SunTrust Banks, Inc.** common stock held for the benefit of the UAW Retiree Medical Benefits Trust (the "Trust"). The Trust has continuously owned at least 1% or $2,000 in market value of the Company's common stock for at least one year through November 3, 2014. The Trust continues to hold the requisite number of shares of the Company's stock.

As custodian for the Trust, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). FIORDPIER + CO., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Timothy B. Stone
Vice President
State Street Bank and Trust Company

UAW RETIREE
Medical Benefits Trust



November 3, 2014

Raymond D. Fortin
Corporate Secretary
SunTrust Banks, Inc.
303 Peachtree Street, N.E.
Atlanta, GA 30308

Dear Mr. Fortin:

The purpose of this letter is to submit the attached shareholder resolution sponsored by the UAW Retiree Medical Benefits Trust ("Trust") for inclusion in SunTrust Banks, Inc.'s (the "Company") proxy statement for the 2015 Annual Meeting of Stockholders.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2015 annual meeting. Proof of ownership will be sent by the Trust's custodian, State Street Bank and Trust Company, under separate cover.

Please contact me at (734) 887-4964 or via email at mamiller@rhac.com if you have any questions or would like to further discuss the issues raised herein.

Sincerely,

Meredith Miller

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1296
Tel: 734-887-4964 • Fax: 734-929-5859

RESOLVED, that shareholders of SunTrust Banks, Inc. ("SunTrust") urge the board of directors ("Board") to adopt a policy (the "Policy") that SunTrust will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying Suntrust's recoupment policy. "Senior executive" includes a former senior executive.

The policy should provide that the general circumstances of the recoupment will be described. The Policy should also provide that if no recoupment of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure requested in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation.

SUPPORTING STATEMENT

As long-term shareholders, we believe that compensation policies should promote sustainable value creation. We believe disclosure of the use of recoupment provisions would reinforce behavioral expectations and communicate concrete consequences for misconduct.

SunTrust has mechanisms to recoup certain incentive compensation. Incentive compensation paid to a named executive officer or any of the next 20 most highly compensated employees that was based on financial metrics which prove to have been materially inaccurate may be recouped. (Although SunTrust's 2011 Proxy Statement indicates that this provision was added to comply with requirements for participating in the Treasury Department's Capital Purchase Program, more recent Proxy Statements have not indicated that this provision's duration is limited.) The Compensation Committee also has discretion, taking into account several factors, to recoup all or part of an unvested Long-Term Incentive award or shares held by an employee under the one-year hold requirement if a loss occurs in a line of business. The Compensation Committee may recoup incentive compensation if an employee is determined to have engaged in conduct detrimental to SunTrust, defined to include fraud or dishonesty, unethical conduct and conduct causing reputational harm to SunTrust or its clients. (2014 Proxy Statement, at 30 & App. B.)

In 2014, SunTrust settled for nearly $1 billion federal and state charges of abuses in making home loans and packaging them into securities. SunTrust also agreed to pay up to $320 million to settle federal claims regarding the company's mismanagement of the Home Affordable Modification Program. In 2012, SunTrust settled a whistleblower case alleging that SunTrust defrauded veterans and the government by charging improper fees on home refinance loans for veterans, paying over $10 million, and agreed to pay $21 million to settle a federal government action for racially discriminatory lending.

SunTrust has not made any proxy statement disclosure regarding the application of its recoupment policy in response to the conduct described above, which may meet the definition of detrimental conduct, or other misconduct. We are sensitive to privacy concerns and urge SunTrust's policy to provide for disclosure that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote FOR this proposal.

Exhibit C – Correspondence to or from proponent The Nathan Cummings Foundation



**David A. Wisniewski**
Deputy General Counsel and
Assistant Corporate Secretary

**SunTrust Banks, Inc.**
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308
Tel 404.724-3604
Fax 404.230.5387
David.Wisniewski@SunTrust.com

December 11, 2014

***via email to*** ***Laura.Campos@nathancummings.org***

Ms. Laura Campos, Director of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue
New York, NY 10018

Dear Ms. Campos:

Thank you for taking time to speak with me about your shareholder proposal today.

To confirm, you view the phrase "senior executive" in your resolution as needing to be broad enough to cover risk and control personnel who would have been in a position to prevent financial losses that are the triggering events of the recoupment.

As we discussed, for SunTrust, that would involve a large number of persons, conservatively one hundred and likely several hundred to a thousand people. At this time, the Company prefers not to provide compensation-related disclosure for such a broad group of persons in the proxy statement, since that document focuses on disclosing the compensation of the named executive officers.

Please let me know if your views on this change.

Very truly yours,

David A. Wisniewski


amalgamated
bank

November 7, 2014

Raymond D. Fortin
Corporate Secretary
SunTrust Banks, Inc.
303 Peachtree Street, N.E.
Atlanta, GA 30308

Dear Mr. Fortin:

This letter will verify that as of November 6, 2014, the Nathan Cummings Foundation held 997 shares of SunTrust Banks, Inc. common stock. It has continuously held more than $2,000 worth of these shares for at least one year and intends to continue to hold at least $2,000 worth of these shares at the time of your upcoming annual meeting.

Amalgamated Bank serves as custodian and record holder for the Nathan Cummings Foundation. The above-mentioned shares are registered in a nominee name of Amalgamated Bank. The shares are held by the Bank through DTC Account #2352.

Sincerely,



Ray Mannarino

Ray Mannarino, CFA, CPA, FRM
First Vice President
Investment Management Division

275 Seventh Avenue, 9th Floor
New York, NY 10001

Phone: 212 895 4909 Fax: 212 895 4524
RaymondMannarino@amalgamatedbank.com
amalgamatedbank.com

THE · NATHAN · CUMMINGS · FOUNDATION

November 6, 2014

Raymond D. Fortin
Corporate Secretary
SunTrust Banks, Inc.
303 Peachtree Street, N.E.
Atlanta, GA 30308

Dear Mr. Fortin:

The Nathan Cummings Foundation is an endowed institution with approximately $450 million of investments. As an institutional investor, the Foundation believes that the way in which a company approaches corporate governance has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in SunTrust Banks' proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. The Nathan Cummings Foundation is co-sponsoring this proposal. The UAW Retiree Medical Benefits Trust is the primary sponsor of the proposal.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of SunTrust Banks' stock. Verification of this ownership, provided by Amalgamated Bank, our custodian bank, will follow under separate cover. We have continuously held over $2,000 worth of these shares of the Company's stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about the Foundation's submission of this resolution, please contact me at (212) 787-7300. Thank you for your time.

Sincerely,



Laura Campos
Director of Shareholder Activities

RESOLVED, that shareholders of SunTrust Banks, Inc. ("SunTrust") urge the board of directors ("Board") to adopt a policy (the "Policy") that SunTrust will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying Suntrust's recoupment policy. "Senior executive" includes a former senior executive.

The policy should provide that the general circumstances of the recoupment will be described. The Policy should also provide that if no recoupment of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure requested in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation.

SUPPORTING STATEMENT

As long-term shareholders, we believe that compensation policies should promote sustainable value creation. We believe disclosure of the use of recoupment provisions would reinforce behavioral expectations and communicate concrete consequences for misconduct.

SunTrust has mechanisms to recoup certain incentive compensation. Incentive compensation paid to a named executive officer or any of the next 20 most highly compensated employees that was based on financial metrics which prove to have been materially inaccurate may be recouped. (Although SunTrust's 2011 Proxy Statement indicates that this provision was added to comply with requirements for participating in the Treasury Department's Capital Purchase Program, more recent Proxy Statements have not indicated that this provision's duration is limited.) The Compensation Committee also has discretion, taking into account several factors, to recoup all or part of an unvested Long-Term Incentive award or shares held by an employee under the one-year hold requirement if a loss occurs in a line of business. The Compensation Committee may recoup incentive compensation if an employee is determined to have engaged in conduct detrimental to SunTrust, defined to include fraud or dishonesty, unethical conduct and conduct causing reputational harm to SunTrust or its clients. (2014 Proxy Statement, at 30 & App. B.)

In 2014, SunTrust settled for nearly $1 billion federal and state charges of abuses in making home loans and packaging them into securities. SunTrust also agreed to pay up to $320 million to settle federal claims regarding the company's mismanagement of the Home Affordable Modification Program. In 2012, SunTrust settled a whistleblower case alleging that SunTrust defrauded veterans and the government by charging improper fees on home refinance loans for veterans, paying over $10 million, and agreed to pay $21 million to settle a federal government action for racially discriminatory lending.

SunTrust has not made any proxy statement disclosure regarding the application of its recoupment policy in response to the conduct described above, which may meet the definition of detrimental conduct, or other misconduct. We are sensitive to privacy concerns and urge SunTrust's policy to provide for disclosure that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote FOR this proposal.